Filed Pursuant to Rule 424(b)(3)

Registration No. 333-217168

PROSPECTUS SUPPLEMENT NO. 12

(to Prospectus dated March 23, 2018)

169,933,626 Shares

GASTAR EXPLORATION INC.

Common Stock

This prospectus supplement is being filed to update and supplement information contained in the prospectus dated March 23, 2018, relating to the resale or other disposition of our common stock par value $0.001 per share, which may be offered for sale from time to time by the selling stockholders named in the prospectus, with information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 5, 2018.

This prospectus supplement updates and supplements the information in the prospectus and is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the prospectus and if there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risk. Please see “Risk Factors” beginning on page 3 of the prospectus for a discussion of certain risks that you should consider in connection with an investment in the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus supplement is dated September 5, 2018.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 29, 2018

GASTAR EXPLORATION INC.

(Exact Name of Registrant as Specified in its Charter)

DELAWARE	001-35211	38-3531640
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)
1331 LAMAR STREET, SUITE 650
HOUSTON, TEXAS 77010
(Address of principal executive offices)

(713) 739-1800

(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

SECTION 5 – CORPORATE GOVERNANCE AND MANAGEMENT

Item 5.02.  Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 29, 2018, the Compensation Committee (the “Compensation Committee”) of the Board of Directors of the Company, approved the terms and conditions governing the Gastar Exploration Inc. 2018 Key Employee Incentive Plan (the “2018 KEIP”) and the quarterly bonus opportunities for the third and fourth quarters of 2018 and the first and second quarters of 2019 thereunder for certain key employees of the Company.

Under the 2018 KEIP, each participant is eligible to earn a performance bonus in cash at the end of each of the third and fourth quarters of 2018 and the first and second quarters of 2019 (the “Quarterly Bonuses”), depending upon the extent to which certain performance goals have been achieved for each such quarter. In addition to being measured on a quarterly basis, the performance goals will be measured cumulatively from July 1, 2018 through the end of the fourth quarter of 2018 and the first and second quarters of 2019 and a participant will be eligible to earn, in addition to the Quarterly Bonuses for the third and fourth quarters of 2018 and the first and second quarters of 2019, an amount equal to the Quarterly Bonuses based on achievement of the cumulative performance goals minus the Quarterly Bonuses actually paid for each such quarter. In order to earn a Quarterly Bonus for any quarter, a participant must generally remain employed by the Company through the end of the applicable quarter. A participant whose employment with the Company terminates due to death or disability or by the Company without “cause” or by the participant for “good reason” prior to the end of the applicable quarter will receive a pro-rated portion of the bonus that would otherwise have been earned for that quarter.

The Compensation Committee approved the following target Quarterly Bonus opportunities under the 2018 KEIP for the following named executive officers, up to 150% of which may be earned per quarter:

Jerry Schuyler, Chairman and Interim Chief Executive Officer, will be eligible to earn a target Quarterly Bonus for each of the third and fourth quarters of 2018 and the first and second quarters of 2019 of $373,646.

Michael Gerlich, Senior Vice President and Chief Financial Officer, will be eligible to earn a target Quarterly Bonus for each of the third and fourth quarters of 2018 and the first and second quarters of 2019 of $124,250.

Stephen Roberts, Senior Vice President and Chief Operating Officer, will be eligible to earn a target Quarterly Bonus for each of the third and fourth quarters of 2018 and the first and second quarters of 2019 of $134,750.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 5, 2018	GASTAR EXPLORATION INC.

	By:	/s/ Michael A. Gerlich
Michael A. Gerlich
Senior Vice President and Chief Financial Officer